Exhibit 21.1

Name	Jurisdiction of Formation	Trade Names
Skullcandy North America, LLC	Delaware
Skullcandy, Inc.	Delaware
Skullcandy International Holdings B.V.	Netherlands
AG Acquisition Group	Delaware	Astro Gaming
Skullcandy Mexico S DE RL DE CV	Mexico
Skullcandy International GmbH	Switzerland
Skullcandy Nordic AB	Sweden
Skullcandy Servicios Mexico S DE RL DE CV SRL	Mexico
Skullcandy Hong Kong Limited	Hong Kong
Skullcandy Europe B.V.	Netherlands
Skullcandy Japan GK	Japan
Skullcandy Audio (Shenzhen) Co., Ltd.	China
Skullcandy Audio (Shanghai) Co., Ltd.	China